

02003670

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	FACING PAGE Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NO. 8-47425

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pershing Trading Company L.P.

Official Use Only

FIRM ID. NO.

RECD S.E.C.
MAR 01 2002

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One Pershing Plaza

(No. and Street)

Jersey City	New Jersey	07399
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Wasitowski (201) 413-2657
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

757 Third Avenue	New York	NY	10017
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

This report contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
X	(c)	**Statement of Income (Loss)**
X	(d)	**Statement of Cash Flows**
X	(e)	**Statement of Changes in Stockholder's Equity**
	(f)	**Statement of Changes in Borrowings Subordinated to Claims of General Creditors**
X	(g)	**Computation of Net Capital Pursuant to Rule 15c3-1**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanations, of the computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3 (not applicable)**
	(k)	**A Reconciliation between the Audited and Unaudited Statements of Consolidated Financial Condition with respect to methods of Consolidation (see notes to the Consolidated Financial Statements)**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report (under separate cover)**
X	(n)	**A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)**
	(o)	**Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures and Options accounts**
X	(p)	**Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to the Commodity Exchange Act**

See also PUBLIC report filed simultaneously herewith:
  Securities Exchange Act:
    Statement of Consolidated Financial Condition
    Supplemental Report on Internal Control
See also PUBLIC report filed simultaneously herewith:
  Commodity Exchange Act:
    Statement of Consolidated Financial Condition
    Computation of Net Capital Pursuant to Rule 15c3-1
    Schedule of Segregation Requirements and Funds in Segregation
    - Customers' Regulated Commodity Futures and Options Accounts
    Schedule of Secured Amounts and Funds Held in Separate Accounts for
    - Foreign Futures and Foreign Option Customers
    Supplemental Report on Internal Control

STATE OF NEW YORK)
COUNTY OF NEW YORK) SS:

I, David Wasitowski, being duly authorized and sworn, affirm that I am an officer of Pershing Trading Company, L.P. and, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules of the Corporation for the year ended December 31, 2001 are true and correct. I further represent that neither the Limited Partnership nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.



David Wasitowski
Chief Financial Officer

Subscribed and sworn to before me
this 31st day of January, 2002.



Notary Public

LAURA MONDESIR
Notary Public, State of New York
No. 01MO5026252
Qualified in Kings County
Cert. Filed in New York County
Commission Expires April 11, 2002

STATE OF NEW YORK)
COUNTY OF NEW YORK) SS:

We, David Wasitowski and Richard Brueckner being allied members of the New York Stock Exchange, Inc. in our organization, hereby attest that the accompanying financial statements and supplemental schedules will be promptly made available to all members and allied members of the New York Stock Exchange, Inc. in our organization.



David Wasitowsky
Chief Financial Officer an Allied Member Officer



Richard Brueckner
Chief Executive Officer and Allied Member Officer

Subscribed and sworn to before me
this 31st day of January, 2002.



Notary Public

LAURA MONDESIR
Notary Public, State of New York
No. 01MO5026252
Qualified in Kings County
Cert. Filed in New York County
Commission Expires April 11, 20 02


KPMG


RECD S.E.C.
MAR 1 2002
080

PERSHING TRADING COMPANY, L.P.

Statement of Financial Condition

December 31, 2001

(With Independent Auditors' Report Thereon)



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Partners of
Pershing Trading Company, L.P:

We have audited the accompanying statement of financial condition of Pershing Trading Company, L.P. as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the General Partner. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by the General Partner, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Pershing Trading Company, L.P. at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 8, 2002



PERSHING TRADING COMPANY, L.P.

Statement of Financial Condition

December 31, 2001
(in thousands)

ASSETS

Cash and cash equivalents	$ 94,668
Deposit with affiliated clearing broker	250
Deposits with clearing organizations	1,010
Receivables from brokers, dealers and other	829
Receivables from affiliates	4
Financial instruments owned, at market value	3,304
Office facilities, at cost (net of accumulated depreciation and amortization of $43)	437
Exchange memberships owned, at cost (market value $2,851)	1,050
Other assets	963
Total Assets	$ 102,515

LIABILITIES AND PARTNERSHIP EQUITY

Liabilities:	
Payables to brokers, dealers and other	$ 260
Payables to affiliates	22,536
Financial instruments sold, not yet purchased, at market value	1,140
Accounts payable and accrued expenses	5,098
Total liabilities	29,034
Partnership Equity:	
General partner	735
Limited partner	72,746
Total partnership equity	73,481
Total Liabilities and Partnership Equity	$ 102,515

See accompanying notes to statement of financial condition..

Notes to Statement of Financial Condition
December 31, 2001

1. Summary of Significant Accounting Policies

Pershing Trading Company, L.P. (the "Company") is a limited partnership between Donaldson, Lufkin & Jenrette Securities Corporation ("Limited Partner" or "DLJSC") and Pershing Clearing Corporation ("General Partner"), both of which are wholly owned subsidiaries of Credit Suisse First Boston (USA), Inc. ("CSFB (USA)"), (formerly Donaldson, Lufkin & Jenrette, Inc.). CSFB (USA) was acquired by Credit Suisse Group ("CSG") on November 3, 2000, and became an indirect, wholly owned subsidiary of CSG. CSG accounted for the acquisition using the purchase method of accounting. No adjustments of the historical carrying values of the Company's assets and liabilities to reflect the acquisition were recorded in the Company's historical financial statements. Similarly, although the acquisition gave rise to goodwill, none of this goodwill was "pushed down" to the Company, and thus goodwill associated with the acquisition will not affect the Company's statement of financial condition, on a separate company basis.

The Company is a registered broker-dealer operating as a trading specialist on various regional securities exchanges and a market maker in the over-the-counter equities securities market.

To prepare the statement of financial condition in accordance with accounting principles generally accepted in the United States of America management must estimate certain amounts that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Substantially all of the Company's financial assets and liabilities are carried at fair value or are carried at amounts that approximate fair value because of their short-term nature. Estimates of fair value are made at a specific point in time, based on relevant market information or information about the underlying financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at any one time the Company's entire holdings of a particular financial instrument.

Cash and cash equivalents include all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less.

Securities transactions are recorded on a settlement date basis and, if significant, adjustments are made to a trade date basis.

Financial instruments owned and financial instruments sold, not yet purchased, consisting primarily of equity securities, are carried at market value based on quoted market prices. Included in the financial instruments owned is a non-marketable investment of $879 thousand, which is carried at estimated fair market value.

Office facilities are carried at cost and are depreciated on a straight-line basis over the estimated useful life of the related assets ranging from three to eight years. Leasehold improvements are amortized over the lesser of the useful life of the improvement or term of the lease.

Exchange memberships are carried at cost which was determined based on the market value at the date of contribution by DLJSC.

The Company is a partnership for Federal income tax purposes; therefore the Company is not subject to Federal and state income taxes but is subject to the New York City unincorporated business tax ("UBT"). The partners of the Company will be subject to U.S. tax on their respective share of the Company's income.

2. Related Party Transactions

Pursuant to a clearing agreement between the Company and DLJSC, certain securities transactions of the Company are cleared on a fully disclosed basis. In connection therewith, the Company has $0.25 million on deposit with DLJSC at December 31, 2001.

Employees of the Company participate in CSFB (USA)'s various deferred compensation arrangements and the defined contribution employee benefit plan of the parent of CSFB (USA).

3. Net Capital

The Company is a registered broker-dealer and a member firm of The New York Stock Exchange, Inc. (the "NYSE") and, accordingly, is subject to the minimum net capital requirements of the Securities and Exchange Commission and NYSE. As such, it is subject to the NYSE's net capital rule, which conforms to the Uniform Net Capital Rule pursuant to rule 15c3-1 of the Securities Exchange Act of 1934. As a broker-dealer who engages in activities as a market maker, and who does not carry customer accounts, the Company is required to maintain minimum net capital, as defined, of the greater of $250 thousand or a specified dollar amount for each security in which it makes a market not to exceed $1.0 million. The Company's minimum net capital requirement as of December 31, 2001 was $1.0 million. At December 31, 2001, the Company's net capital of $62.8 million was in excess of the minimum requirement by $61.8 million.

4. Leases, Commitments and Contingent Liabilities

The Company leases substantially all of its office space and equipment under cancelable and non-cancelable lease agreements through an affiliate. Such leases expire on various dates through 2011.

At December 31, 2001, non-cancelable leases in excess of one year, excluding escalation and renewal options, had the following minimum lease commitments:

	(in thousands)
2002	$ 1,656
2003	1,261
2004	1,026
2005	808
2006	481
2007-2011	873
Total	$ 6,105

Management of the Company is not aware of any legal proceedings or other matters arising out of its activities as a broker-dealer in securities that would result in a material adverse effect on the Company's financial position.

5. Concentrations of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations for the Company are performed by its affiliated clearing broker pursuant to a clearance agreement. The affiliated clearing broker reviews as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.



345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by
SEC Rule 17a-5

The Partners of
Pershing Trading Company, L.P.

In planning and performing our audit of the financial statements of Pershing Trading Company, L.P. (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The General Partner of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by the General Partner are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide the General Partner with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with the General Partner's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the General Partner, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., the New York Stock Exchange, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 8, 2002